SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
AV. BRIGADEIRO FARIA LIMA, 3311 7° ANDAR
04.538-133 SÃO PAULO - SP - BRAZIL	AFFILIATE OFFICES
TEL: +55 11 3708 1820 FAX: +55 11 3708 1845 www.skadden.com January 16, 2014	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON
BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:	Comment Letter dated December 18, 2013

Ultrapar Holdings Inc. (Ultrapar Participações S.A.)

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-14950

Dear Ms. Thompson:

By letter dated December 18, 2013 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued comments to the annual report on Form 20-F filed with the Commission on April 30, 2013 (the “Form 20-F”) by Ultrapar Participações S.A. (“Ultrapar” or the “Company”).

On behalf of our client, Ultrapar, we are responding below to the comments contained in the Comment Letter. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

Ms. Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

In addition, except when otherwise indicated, the amounts presented in this response are expressed in thousands of Reais, the lawful currency in Brazil.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 24

B. Business Overview, page 35

Ipiranga, page 56

1.	We note the disclosure on page 60, and elsewhere in the filing, that Ipiranga was the first distributor to launch online sales of fuel in 2011, which allows clients to purchase credits of fuel through a website. Please tell us more about how you account for the credits purchased by clients. Please also provide for us the dollar amount of credits purchased by customers for each reporting period provided. We may have further comments after considering your response.

RESPONSE:

Ipiranga does not sell fuel directly to the clients of service stations (owners of vehicles), but rather sells fuel to resellers who own and operate service stations which, in turn, resell fuel to their end clients. As a consequence, the online sales (of credits) of fuel do not affect the revenues of Ipiranga. The online credits purchased by the end clients are recorded as “advances” under Ipiranga’s current liabilities. When the end clients use such credits to pay for fuel purchased at the service stations of Ipiranga’s resellers, the amount corresponding to such purchase of fuel by the end clients of the resellers is transferred from the “advances” account to the “trade payables to Ipiranga resellers” account under Ipiranga’s current liabilities. Every week, Ipiranga then reimburses the corresponding amount to its resellers.

The amounts of fuel credits purchased and used by end clients for the years ending December 31, 2012 and 2011 is presented in the table below:

	2011	2011	2012	2012	Total	Total
	(in thousands)
	R$	US$	R$	US$	R$	US$

Opening balance	—	—	1,865	912	—	—

( + ) Credits purchased by end clients	5,354	2,619	38,619	18,894	43,973	21,513
( – ) Credits used by end clients	(3,489)	(1,707)	(37,436)	(18,315)	(40,925)	(20,022)

( = ) Final balance	1,865	912	3,048	1,491	3,048	1,491

The figures in Reais have been converted into U.S. dollars using the exchange rate of US$1.00 = R$2.044, which is the commercial rate reported by the Central Bank as of December 31, 2012.

Item 18. Financial Statements

Balance Sheets, page F-5

2.	We note you present several line items that appear to be presented net, such as property, plant and equipment, intangible assets and trade receivables. To the extent these and other line items are presented net, please revise future filings to indicate as such.

Ms. Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

RESPONSE:

The Company notes the above comment and will enhance the disclosure in its future filings, including its next annual report on Form 20-F, to indicate the relevant balance sheet line items that are presented net by adding the term “net” to the name of the corresponding line item.

Statements of Cash Flows, page F-12

3.	Please tell us the nature and amounts included within the “Acquisition of subsidiaries, net” line item. As part of your response, please explain why a cash inflow is presented for the 12 months ended 2010 as opposed to outflows in 2011 and 2012, and how the amounts qualify for net reporting under paragraphs 22 through 24 of IAS 7.

RESPONSE:

“Acquisition of subsidiaries, net” represents the amounts of cash paid for the acquisition of subsidiaries, net of the cash proceeds related to the sale of subsidiaries, for each reporting period. The main acquisitions and sales of subsidiaries and their respective gross amounts are disclosed in note 3 to the financial statements.

In 2010, the Company concluded the sale of its trucking business carried out by AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. The proceeds resulting from this sale were greater than the disbursements made to acquire companies that year and generated a cash inflow. In 2011, we did not sell any subsidiaries and generated a cash outflow related to the acquisition of companies. In 2012, the disbursements made to acquire companies were greater than the proceeds resulting from sales of our subsidiaries and generated a cash outflow. The related amounts and nature for the transactions recorded as “acquisition of subsidiaries, net” for the years ending December 31 2012, 2011 and 2010 are presented in the table below:

In thousands of Brazilian Reais		2012	2011	2010
Acquisition of American Chemical I.C.S.A. for cash	Note 3.a - Financial Statements for the year ended December 31, 2012	(107,435)	—	—

Acquisition of Temmar - Terminal Marítimo do Maranhão S.A. for cash	Note 3.b - Financial Statements for the year ended December 31, 2012	(68,196)	—	—

Acquisition of Repsol Gás Brasil S.A. for cash	Note 3.c - Financial Statements for the year ended December 31, 2012	—	(49,822)	—

Acquisition of Distribuidora Nacional de Petróleo Ltda. for cash	Note 3.d - Financial Statements for the year ended December 31, 2012	—	(26,608)	(46,819)

Acquisition of shares - Cia. Ultragaz S.A. for cash		—	—	(750)
Acquisition of shares - Terminal Químico de Aratu S.A. for cash		—	—	(28)
Sale of TTSSPE Empreendimentos e Participações S.A. for cash		6,963	—	—

Sale of AGT - Armazéns Gerais e Transportes Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. for cash	Note 3 - Financial Statements for the year ended December 31, 2010	—	—	80,424

Sale (acquisition) of subsidiaries, net		(168,668)	(76,430)	32,827

Ms. Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company analyzed IAS 7 together with the guidance given by paragraphs 29 through 31 of IAS 1 with respect to materiality and aggregation. Based on its analysis, the Company has reported the amounts related to transactions with subsidiaries on a net basis in all filings to date, given its understanding that (i) these acquisitions and sales of subsidiaries pertain to the same type of transaction, (ii) the acquisition of companies is regularly used by the Company as part of its growth objectives, whereas the sale of subsidiaries has historically been and is expected to continue to be a less frequent event, (iii) the sale of subsidiaries involves non-core activities and (iv) the amounts involved were not considered material by the Company.

The Company will enhance the disclosure in its future filings, including its next annual report on Form 20-F, to present the gross cash flows for acquisitions and sales of subsidiaries in separate line items to the extent deemed material by the Company and will include a specific cross-reference to the applicable footnote to its financial statements where more detailed information related to the main transactions with subsidiaries is disclosed (which would be note 3 with respect to the Company’s financial statements as of and for the year ended December 31, 2012 ).

9. Income and Social Contribution Taxes

b. Reconciliation of Income and Social Contribution Taxes, page F-50

4.	We note your presentation of several line items within your reconciliation of income taxes under the statutory rate to the reported amount which appear to be general in nature, including “Operating provisions and nondeductible expenses/nontaxable revenues” and “Adjustment to estimated income.” Please tell us the nature and amount on a gross basis of discrete items included within these line items. Additionally, to the extent you consider any of these discrete items significant on an individual or aggregate basis, please identify them and tell us what consideration you gave to providing related disclosure. Refer to paragraphs 81(c), 84 and 85 of IAS 12.

RESPONSE:

The Company’s disclosure of the reconciliation of income and social contribution taxes included in note 9(b) to its financial statements was based on paragraph 81 (c) (i) of IAS 12.

Despite having operations in other countries, the Company used for purposes of paragraph 85 of IAS 12 the 34% statutory tax rate prevailing in Brazil, as approximately 99% of its taxable income in each reporting period was generated in Brazil. The Company further addressed the requirements of paragraph 84 by aggregating the main reconciling items by type, as detailed below.

“Operating provisions and nondeductible expenses/nontaxable revenues”, which are comprised of:

(i)	Nondeductible expenses, which consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets and certain provisions; and

(ii)	Nontaxable revenues, which consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions. Specifically, in 2011 the Company recorded the reversal of provisions in connection with participation to a special tax amnesty program available in Brazil.

Ms. Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

None of the individual items that comprise nondeductible expenses or nontaxable revenues were considered material by the Company based on paragraph (h)(2) of Regulation SX 210.4-08. The amounts of nondeductible expenses or nontaxable revenues included in “operating provisions and nondeductible expenses/nontaxable revenues” are presented in the table below:

In thousands of Brazilian Reais	2012	2011	2010

Nondeductible expenses	(15,023)	(14,272)	(17,672)

Nontaxable revenues	14,680	52,788	28,854

Total	(343)	38,516	11,182

“Adjustment to estimated income”: Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 48 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis that is equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The difference between the taxation under this alternative method and the income and social contribution taxes that would have been payable based on the effective statutory rate applied to the taxable income of these subsidiaries is shown in the “adjustment to estimated income” line of the reconciliation presented in note 9(b) of the Company’s financial statements.

The Company will enhance the disclosure in its future filings, including its next annual report on Form 20-F, to provide the additional information above with respect to “operating provisions and nondeductible expenses/nontaxable revenues” and “adjustment to estimated income”.

20. Shareholders’ Equity

c. Capital Reserve, page F-78

d. Revaluation Reserve, page F-79

e. Profit Reserve, page F-79

5.	You disclose several restrictions imposed on the distribution of net assets. Please tell us what consideration you gave to including supplemental disclosure of a single total amount of retained earnings free of restrictions. To the extent you do not believe this disclosure would be useful to investors, please tell us why.

RESPONSE:

As shown in the Company’s “statements of changes in equity” on pages F-9, F-10 F-11 of its Form 20-F, the only reserve that is derived from retained earnings is the profit reserve. As a consequence, the capital reserve and the revaluation reserve, which are not derived from retained earnings, cannot be distributed to shareholders. As of December 31, 2012, 2011 and 2010 both these reserves represented, in the aggregate, 0.5%, 0.3% and 0.3% respectively of the Company’s shareholders’ equity.

The Company’s profit reserve is comprised of three components: (i) legal reserve, (ii) retention of profits reserve and (iii) investments reserve. Of these three components, only the legal reserve cannot be distributed, and represented 4.6%, 4.0% and 3.5% of the Company’s shareholders’ equity as of December 31, 2012, 2011 and 2010, respectively. The retention of profits reserve and the investments reserve are both free of distribution restrictions. As of December 31, 2012, 2011 and 2010 both these reserves represented, in the aggregate, 32.5%, 29.1% and 25.9% respectively of the Company’s shareholders’ equity.

Ms. Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company believes that the amounts of each reserve at the end of each reporting period included in its “statements of changes in equity”, together with the explanations of the nature of these reserves included in Note 20 to the Company’s financial statements and in “Item 8 – Financial Information” on pages 125 and 126 of its Form 20-F, is adequate and sufficient for investors to understand what amount of retained earnings is free of distribution restrictions.

The Company will enhance the disclosure in its future filings, including its next annual report on Form 20-F, to provide the following information about the total amount free of restrictions: “The amount of profit reserves free of distribution restrictions was R$ XX as of December 31, XX”.

* * *

We appreciate in advance your time and attention to our response. If you have any questions regarding the foregoing, please contact me (raldrich@skadden.com, tel. +5511-3708-1830, fax +5511-3708-1845) at your convenience.

Very truly yours,

/s/ Richard S. Aldrich, Jr.

Richard S. Aldrich, Jr.

cc:	Mr. Jason Niethamer (SEC – Assistant Chief Accountant)

Mr. Jarrett Torno (SEC – Staff Accountant)

Mr. Thilo Mannhardt (Ultrapar – Chief Executive Officer)

Mr. André Covre (Ultrapar – Chief Financial and Investor Relations Officer)

Mrs. Sandra Lopez Gorbe (Ultrapar – Legal Counsel)

Mr. Filipe B. Areno (Skadden, Arps, Slate, Meagher & Flom LLP)